Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-127405

SUPPLEMENT NO. 9, DATED MARCH 7, 2008, TO THE PROSPECTUS

DATED JULY 20, 2007 OF CB RICHARD ELLIS REALTY TRUST.

We are providing this Supplement No. 9 to you in order to supplement our prospectus dated July 20, 2007. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 5 dated October 19, 2007, Supplement No. 7 dated January 17, 2008 and Supplement No. 8 dated February 11, 2008. Capitalized terms used in this Supplement No. 9 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Lakeside

On March 5, 2008, we acquired a fee interest in Lakeside Office Center, located at 2850 Lake Vista Drive, in Lewisville, Texas, or Lakeside, from Lakeside Office Center, LP, or the Lakeside Seller, an unrelated third-party. We acquired Lakeside for approximately $17.7 million, exclusive of customary closing costs, which was funded using net proceeds from our initial public offering. Upon closing, we paid our investment advisor, CBRE Advisors LLC, an acquisition fee in the amount of $177,000. This acquisition fee is not included in the $17.7 million total acquisition cost of Lakeside.

Lakeside consists of a 98,750 square foot, three-story office building and surface parking lot completed in August 2006. The building is 96% leased to several tenants, one of which is Teachers Insurance and Annuity Association of America (TIAA) who occupies 67,516 square feet.